UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
For the month of August, 2005
Commission File Number 000-51490

CONTAX PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)
Contax Holding Company
(Translation of Registrant’s name in English)
Praia de Botafogo, 300 – 11th floor
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
          Date: August 15, 2005

CONTAX PARTICIPAÇÕES S.A.

By:-	/s/ Michel Neves Sarkis

Name:	Michel Neves Sarkis
Title:	Investor Relations Officer

Contax Participações S.A.
Report of Independent Accountants
on the Limited Reviews of
Quarterly Information — ITR
at June 30 and March 31, 2005
and June 30, 2004

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders Contax Participações S.A.

1	We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Contax Participações S.A. and of the consolidated and reclassified combined accounting information included in the Quarterly Information (ITR) of Contax Participações S.A. and its subsidiary for the quarters and six-month periods ended June 30 and March 31, 2005 and June 30, 2004. This information is the responsibility of the Company’s management.

2	Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3	Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

Contax Participações S.A.

4	As described in Note 2 to the Quarterly Information (ITR), the reclassified combined statement of operations for the quarter and six-month period ended June 30, 2004 was prepared as if TNL Contax S.A. had been a subsidiary company of Contax Participações S.A. since January 1, 2004.

Rio de Janeiro, August 2, 2005

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 “F” RJ

Marcos D. Panassol Contador CRC 1SP155975/O-8 “S” RJ

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENT (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005
01.01- IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ)

01910-0	CONTAX PARTICIPAÇÕES S.A.	04.032.433/0001-80

4 - NIRE
35.300.180631
01.02 - HEAD OFFICE

1 - ADDRESS	2 - WARD OR DISTRICT
Praia de Botafogo, 300 11º andar sala 1.101 parte	Botafogo

3 - POSTAL CODE	4 - MUNICÍPALITY			5 - STATE
22250-040	Rio de Janeiro			RJ

6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
021	3131-0000

11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX
021	3131-0294

15 - E-MAIL
ri@contax.com.br
01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1 - NAME	2 - ADDRESS
Michel Neves Sarkis	Rua do Passeio, 42 - 12º andar

3 - WARD OR DISTRICT	4 - POSTAL CODE	3 - MUNICÍPALITY	6 - STATE
Centro	20021-290	Rio de Janeiro	RJ

7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEPHONE	12 - FAX
21	3131-0009				3131-0294

13 - E-MAIL
msarkis@contax.com.br
01.04 - GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR	CURRENT QUARTER	PRIOR QUARTER

1- BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7- BEGINNING	8 - END
01/01/2005	12/31/2005	2	04/01/2005	06/30/2005	1	01/01/2005	03/31/2005

9- INDEPENDENT ACCOUNTANT	10- CVM CODE
PricewaterhouseCoopers Auditores Independentes	00287-9

11- PARTNER RESPONSIBLE	12- INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE
Marcos Donizete Panassol	063.702.238-67
01.05 - CAPITAL COMPOSITION

	1 - Current quarter	2 - Prior quarter	2 - Same quarter in prior year
Number of Shares (thousand)	06/30/2005	03/31/2005	06/30/2004
Paid-up capital
1 - Common	126,601	126,601	5,500
2 - Preferred	253,202	253,202	11,000
3 - Total	379,803	379,803	16,500
Treasury shares
4 - Common
5 - Preferred
6 - Total

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENT (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005
01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY	2 - SITUATION	3 - NATURE OF OWNERSHIP	4 - ACTIVITY CODE
Commercial, Industrial and Other	Operating	National Holding	134-Equity Management Company

5 - MAIN ACTIVITY	6 - TYPE OF CONSOLIDATION	7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Equity and Management	Full consolidation	Unqualified
01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY NAME
01.08 - DIVIDENDS APPROVED AND/OR PAID

1 - ITEM	2 - EVENT	3 - DATE OF	4 - TYPE	5 - DATE OF	6 - TYPE OF	7 - AMOUNT PER SHARE
		APPROVAL		PAYMENT	SHARE
01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF	3 - CAPITAL (R$	4 - AMOUNT OF	5 - NATURE OF	7 - NUMBER OF	8 - SHARE
	ALTERATION	thousand)	ALTERATION	ALTERATION	SHARES ISSUED	PRICE ON
			(R$ thousand)		(thousand)	ISSUE DATE
(Reais)
01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENT (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER’S
REGISTRATION NUMBER (CNPJ)
01910-0	CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80
02.01 - BALANCE SHEET - ASSETS (In thousands of Brazilian reais - R$)

1 - CÓDE	2 - DESCRIPTION	3 - 06/30/2005	4 - 03/31/2005

1	TOTAL ASSETS	318,448	298,919
1.01	CURRENT ASSETS	90,428	60,811
1.01.01	CASH AND CASH EQUIVALENTS	87,472	59,504
1.01.02	ACCOUNTS RECEIVABLE
1.01.03	INVENTORIES
1.01.04	OTHER	2,956	1,307
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	2,956	1,307
1.02	LONG-TERM ASSETS	0	25,862
1.02.01	SUNDRY RECEIVABLES
1.02.02	INTERCOMPANY RECEIVABLES		25,862
1.02.02.01	SUBSIDIARIES		25,862
1.02.03	OTHER
1.03	PERMANENT ASSETS	228,020	212,246
1.03.01	INVESTMENTS	228,020	212,246
1.03.01.01	IN SUBSIDIARIES	228,020	212,246
1.03.02	PROPERTY AND EQUIPMENT
1.03.03	DEFERRED CHARGES

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENT (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER’S
REGISTRATION NUMBER (CNPJ)
01910-0	CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80
02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS’ EQUITY (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 06/30/2005	4- 03/31/2005

2	TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	318,448	298,919
2.01	CURRENT LIABILITIES	3,660	2,390
2.01.01	LOANS AND FINANCING
2.01.02	DEBENTURES
2.01.03	SUPPLIERS	9	9
2.01.04	TAXES PAYABLE	2,292	1,022
2.01.04.01	TAXES NOT INCLUDED IN TAX REFINANCING PROGRAM	2,292	1,022
2.01.05	DIVIDENDS PAYABLE	1,359	1,359
2.01.06	PROVISIONS
2.01.07	INTERCOMPANY PAYABLES
2.01.08	OTHER
2.02	LONG-TERM LIABILITIES
2.02.01	LOANS AND FINANCING
2.02.02	DEBENTURES
2.02.03	PROVISIONS
2.02.04	INTERCOMPANY PAYABLES
2.02.05	OTHER
2.03	DEFERRED INCOME
2.05	STOCKHOLDERS’ EQUITY	314,788	296,529
2.05.01	PAID-UP CAPITAL	223,873	223,873
2.05.01.01	CAPITAL STOCK	223,873	223,873
2.05.02	CAPITAL RESERVE	50,000	50,000
2.05.04	EARNINGS RESERVE	6,013	6,013
2.05.04.01	LEGAL RESERVE	377	377
2.05.04.02	UNREALIZED EARNINGS RESERVE	5,636	5,636
2.05.05	RETAINED EARNINGS / ACCUMULATED LOSSES	34,902	16,643

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENT (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER’S
REGISTRATION NUMBER (CNPJ)
01910-0	CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80
03.01 - STATEMENT OF OPERATIONS (In thousands of Brazilian reais - R$)

1 - CÓDE	2 - DESCRIPTION	3 - 04/01/2005	4 - 01/01/2005	5 - 04/01/2004	6 - 01/01/2004
		to 06/30/2005	to 06/30/2005	to 06/30/2004	to 06/30/2004

3.01	GROSS REVENUE FROM SALES AND/OR SERVICES
3.02	DEDUCTIONS FROM GROSS REVENUE
3.03	NET REVENUE FROM SALES AND/OR SERVICES
3.04	COST OF SALES AND/OR SERVICES
3.05	GROSS PROFIT
3.06	OPERATING INCOME (EXPENSES)	19,529	37,195	(2)	(6)
3.06.01	SELLING
3.06.02	GENERAL AND ADMINISTRATIVE			(2)	(5)
3.06.03	FINANCIAL, NET	3,762	6,787		(1)
3.06.03.01	FINANCIAL INCOME	3,917	7,395
3.06.03.02	FINANCIAL EXPENSES	(155)	(608)		(1)
3.06.04	OTHER OPERATING INCOME
3.06.05	OTHER OPERATING EXPENSES	(7)	(7)
3.06.06	EQUITY IN SUBSIDIARIES	15,774	30,415
3.07	OPERATING INCOME (LOSS)	19,529	37,195	(2)	(6)
3.08	NONOPERATING EXPENSE, NET
3.08.01	INCOME
3.08.02	EXPENSES
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	19,529	37,195	(2)	(6)
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(1,270)	(2,293)
3.11	DEFERRED INCOME TAX
3.12	STATUTORY PROFIT SHARING/CONTRIBUTIONS
3.12.01	PROFIT SHARING
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON CAPITAL
3.15	NET INCOME (LOSS)	18,259	34,902	(2)	(6)
	NUMBER OF SHARES, EX-TREASURY SHARES (thousand)	379,803	379,803	16,500	16,500
	EARNINGS PER SHARE	0.04807	0.09190
	LOSS PER SHARE			(0.00012)	(0.00037)

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005

01910-0 - CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80
04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS (In thousands of Brazilian reais – R$, unless otherwise stated)
1	Operations
Contax Participações S.A. (“Contax Participações” or the “Company”) is a publicly-held Company whose registered corporate purpose is to hold interests in other commercial and civil law corporations as a partner, shareholder or quotaholder in Brazil or abroad. Its only subsidiary, TNL Contax (“TNL Contax”), is a contact center service provider that offers a variety of integrated customer relationship solutions between its clients and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax and others.

Corporate reorganization

Contax Participações

Contax Participações was established on July 31, 2000, under the corporate name Caroaci Participações S.A., spun off from Poconé Participações S.A. In December 2003, Tele Norte Leste Participações S.A. (“TNL”) acquired 99.9% of its interest in the Company’s capital and started to have an ownership interest. Until November 26, 2004, Contax Participações had no operating activities, nor any subsidiary.

On November 26, 2004, TNL issued a significant event notice, announcing that its Board of Directors had approved to spin off the contact center activities run by its subsidiary TNL Contax. This transaction is summarized below:
•	Alteration of the registered corporate name Caroaci Participações S.A. to Contax Participações S.A. (“Contax Participações”); and

•	Capital increase of Contax Participações by TNL totaling R$223,708, and additional paid-in capital in the amount of R$50,000 through: (i) transfer of all stock issued by TNL Contax held by TNL on October 31, 2004, valued at R$126,030; (ii) transfer of the credit held by TNL against TNL Contax in the amount of R$57,678 arising from an intercompany loan balance between the parties, also on October 31, 2004; and (iii) capital contribution in Brazilian currency in the amount of R$90,000.
Consequently, on November 26, 2004, stock control of TNL Contax was transferred from TNL to Contax Participações.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005

01910-0 - CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80
04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS (In thousands of Brazilian reais – R$, unless otherwise stated)
On December 29, 2004, an Extraordinary General Shareholders’ Meeting of TNL approved the transfer of full stock control of Contax Participações to TNL’s shareholders, without changing the number of shares, reducing its capital share with subsequent delivery of Contax Participações shares to all shareholders in the same interest percentage held by them in TNL’s capital. Sixty days after the announcement of the approval of this corporate restructuring through the registration of the corresponding Minutes of the Stockholders’ Meeting with the Board of Trade, there was no opposition from creditors or any of the interested parties. Consequently, this corporate restructuring became effective on March 9, 2005, in compliance with Brazilian Corporate Law.

On February 17, 2005, TNL issued a notification to its shareholders related to its Capital reduction, informing that the information required to register Contax Participações with the São Paulo Stock Exchange (BOVESPA) and to establish an American Depositary Receipts (ADRs) program of preferred shares from Contax Participações on the Over-the-counter market in the USA was being prepared.

Contax Participações is already registered with BOVESPA. After the registration with SEC, the transfers of shares and the delivery of the American Depositary Receipts (ADRs) by Contax Participações to the shareholders and holders of TNL’s shares and ADRs will be made. These securities, then, may be traded on the São Paulo Stock Exchange (BOVESPA) and the over-the-counter market in the USA, respectively.

TNL Contax

TNL Contax S.A. (“TNL Contax”) was established on December 11, 2002 by changing the registered corporate name TNext S.A. (“TNext”), a discontinued company that was established in August 1998 to provide hosting services for client databases, information and equipment in addition to other specialized back-up and network administration services, which started its operations in June 2001. On February 3, 2003, the merger of Contax S.A. by TNL Contax was approved based on the accounting report assessing its stockholders’ equity as of January 31, 2003. Contax S.A. was established on April 3, 2000 to provide contact center services and started its operations in November 2000. This merger was approved by an Extraordinary General Shareholders’ Meeting of Tele Norte Leste Participações S.A. (“TNL”), which was its parent company at that time.

The data center operations of TNext were discontinued by TNL due to strong competition and the high capacity of the competitors in this segment, as well as the consolidation of this market in major technology companies. TNext’s operations were sold to Hewlett Packard (“HP”) on June 30, 2003.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005

01910-0 - CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80
04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS (In thousands of Brazilian reais – R$, unless otherwise stated)
Acquisition of “Inovação”

On April 1, 2004, after approval by TNL’s Board of Directors and after signing the contact center service contract for Orbitall Serviços e Processamento de Informações Comerciais Ltda. (“Orbitall”), TNL Contax acquired all the quotas issued by Inovação Contact Center Serviços de Contatos Telefônicos Ltda. (“Inovação”, an Orbitall subsidiary), for the amount of R$ 2,754, with neither goodwill nor negative goodwill being recorded on this transaction. On the acquisition date, Inovação’s operations consisted of 2,031 workstations, providing services to major clients such as Credicard, Citibank, Itaú, Caixa Econômica Federal and Banespa.

As provided for in the purchase and sales agreement for Inovação’s quotas, entered into by Orbitall and TNL Contax, the assets and liabilities of Inovação should be incorporated by TNL Contax within a period of 120 days from the acquisition date. On July 31, 2004, these assets and liabilities were incorporated by TNL Contax at book value.
2	Presentation of the Quarterly Information (ITR)
The accounting information included in the Quarterly Information — ITR were prepared and are presented in accordance with accounting practices adopted in Brazil, the provisions of Brazilian Corporate Law and the standards established by the Brazilian Securities Commission (CVM).

As provided for in Note 1, on November 26, 2004, Contax Participações took over control of TNL Contax, which originated from the incorporation of Contax S.A. by TNext in February 2003.

In order to allow a better analysis and comparison of the interim financial statements, the statements of income for the quarter and for the six-month period ended June 30, 2004 include the combined and reclassified balances of Contax Participações, TNL Contax and Inovação Contact Center.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005

01910-0 - CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80
04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS (In thousands of Brazilian reais – R$, unless otherwise stated)
3	Cost of services and operating expenses - by type

	Consolidated - 06/30/05
		Selling,
	Cost of	general and
	services	administrative	Total
Personnel expenses (i)	305,411	13,700	319,111
Third-party services (ii)	40,615	10,861	51,476
Depreciation (iii)	18,022	1,819	19,841
Rental and insurance (iv)	16,093	557	16,650
Other	4,717	782	5,499

	384,858	27,719	412,577

	Reclassified combined - 06/30/04
		Selling,
	Cost of	general and
	services	administrative	Total
Personnel expenses (i)	206,949	15,880	222,829
Third-party services (ii)	22,069	6,266	28,335
Depreciation (iii)	9,640	1,368	11,008
Rental and insurance (iv)	7,701	659	8,360
Other	2,479	2,616	5,095

	248,838	26,789	275,627

The costs of services and selling, general and administrative expenses have increased due to the growth in business volume, also affected by the startup of Inovação Contact Center operations on April 1, 2004.
(i)	Personnel expenses have increased constantly due to growth in business volume. The headcount of TNL Contax as of June 30, 2005 amounted to 41,755 (06/30/04 - 31,916).

(ii)	Third-party services considered as “Cost of Services Provided” refer mainly to expenses on workstation maintenance and data processing, whereas services considered as “selling, general and administrative expenses” refer to expenses with consulting services, travel, legal advice and others.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005

01910-0 - CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80
04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS (In thousands of Brazilian reais – R$, unless otherwise stated)
(iii)	Expenses with rental and insurance include basically the amounts paid for renting realty properties and contact center operating infrastructure.
4	Other Operating Income (Expenses), Net

		Reclassified
	Consolidated	combined
	06/30/05	06/30/04
Amortization of deferred charges	(372)	(372)
Provisions for contingencies (Note 12)	(5,185)	(602)
Other, net	150	24

	(5,407)	(950)

5	Financial Results

				Reclassified
	Parent Company		Consolidated	combined
	06/30/05	06/30/04	06/30/05	06/30/04
Financial Income
Income from investments	5,408		7,173
Interest on loans with subsidiary (Note 15)	1,963
Other	24		53	19

	7,395		7,226	19

Financial Expense
Interest on loans with TNL (Note 15)	(1)		(1)	(6.266)
Provisional Contribution on Financial Activities (CPMF)	(605)	(1)	(2,735)	(1,043)
Other	(2)		(1,414)	(908)

	(608)	(1)	(4,150)	(8,217)

	6,787	(1)	3,076	(8,198)

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005

01910-0 - CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80
04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS (In thousands of Brazilian reais – R$, unless otherwise stated)
6	Income Tax and Social Contribution
The reconciliation of taxes calculated at nominal rates and the amount of taxes recorded is presented below:

				Reclassified
	Parent Company		Consolidated	combined
	06/30/05	06/30/04	06/30/05	06/30/04
Income (loss) before income tax and social contribution	37,195	(6)	53,195	1,918

Income tax and social contribution at the combined rate (34%)	(12,646)		(18,086)	(652)

Adjustments for calculating effective rate:

Permanent addition of equity in subsidiaries	10,341

Tax effects on permanent losses			(287)	(1,854)

Unrecognized deferred tax credit in accordance with CVM Instruction No. 371				(47)

Other	12	6	80	84

Income tax and social contribution	(2,293)	-	(18,293)	(2,469)

Effective income tax and social contribution rate	6.16%	-	34.39%	128.73%

7	Cash and Cash Equivalents

	Parent Company		Consolidated
	06/30/05	03/31/05	06/30/05	03/31/05
Cash and cash equivalents (i)	44	575	48,258	52,843
Financial investments (ii)	87,428	58,929	126,314	83,916

	87,472	59,504	174,572	136,759

(i)	These amounts are maintained in a current account as TNL Contax has commitments falling due during the first days of each month mainly related to payroll, and taxes

(ii)	Financial investments are indexed to the variation of the Interbank Deposit Certificates (CDI) rate.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005

01910-0 - CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80
04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS (In thousands of Brazilian reais – R$, unless otherwise stated)
8	Deferred and Recoverable Taxes

	Parent Company		Consolidated
	06/30/05	03/31/05	06/30/05		03/31/05
				Long-		Long-
	Current	Current	Current	Term	Current	Term
Deferred taxes
Income tax on temporary additions		136	3,108	2,595	3,108	988
Social contribution on temporary additions		48	1,117	934	1,117	356
Income tax on tax loss carryforwards			4,412	26,287	4,412	31,940
Social contribution on tax loss carryforwards			1,588	9,475	1,588	11,510

		184	10,225	39,291	10,225	44,794

Other taxes recoverable
Income tax recoverable	1,338	435	1,750		435
Social contribution recoverable	485	158	640		158
Withholding income tax	1,133	530	2,483		1,489
INSS recoverable			1,208		1,516
Other taxes recoverable			2,482		2,033

	2,956	1,123	8,563		5,631

	2,956	1,307	18,788	39,291	15,856	44,794

TNL Contax records its deferred tax credits arising from temporary differences, tax loss carryforwards and negative base of social contribution in compliance with the provisions in CVM Deliberation Nº 273/98, which approved the Statement issued by the Brazilian Institute of Independent Auditors (IBRACON) on recording income tax and social contribution, as well as CVM Instruction Nº 371/02.

Pursuant to the technical study approved by the Company’s governing bodies, the generation of taxable profits during the next six years, brought to present value, will be sufficient to offset these tax credits, as follows:

Through December 31	Consolidated
2005	5,113
2006	8,024
2007	7,856
2008	7,164
2009	9,844
2010	11,515

49,516

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005

01910-0 - CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80
04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS (In thousands of Brazilian reais – R$, unless otherwise stated)
9	Investments
Refers to the value of the ownership interest held in TNL Contax, represented by 309,550 thousand shares.

Stockholders'
			Interest %		Equity	Investment Amount
	Stockholders'	Net	Total	Voting
Subsidiary	Equity	income	Capital	Capital	06/30/05	06/30/05	03/31/05
TNL Contax	228,020	30,415	100	100	30,415	228,020	212,246
10	Property and Equipment - consolidated

	06/30/05			03/31/05%
					Annual
		Accumulated			depre-
	Cost	depreciation	Net	Net	ciation
			value	value	rate
Computer equipment	152,200	(56,711)	95.489	94,881	20
Furniture, fixtures and fittings	29,990	(4,681)	25,309	24,065	10
Facilities in third-party premises	59,182	(8,773)	50,409	49,657	10
Other assets	9,256	(1,424)	7,832	7,387	4 to 10
Construction-in-progress	2,520		2,520	3,424

	253,148	(71,589)	181,559	179,414

11	Taxes payable (not included in tax refinancing program)

	Parent Company		Consolidated
	06/30/05	03/31/05	06/30/05	03/31/05
Service Tax - ISS			4,624	4,163
PIS and COFINS (taxes on revenue)			3,459	2,939
Income tax and social contribution payable	2,292	1,022	5,331	1,023
Other taxes payable			4	4

	2,292	1,022	13,418	8,129

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005

01910-0 - CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80
04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS (In thousands of Brazilian reais – R$, unless otherwise stated)
12	Provision for Contingencies - consolidated

	06/30/05	03/31/05
Tax
Service tax - ISS	1,027	1,013
Severance pay fund - FGTS	758	757
Social Security Institute - INSS (i)	3,119	230

	4,904	2,000

Labor
Orbitall (ii)	7,020	7,020
Other claims (iii)	3,854	1,887

	10,874	8,907

Civil	64	64

	15,842	10,971

Provisions for contingencies reflect management’s best estimates for the amounts deemed sufficient to cover probable losses from pending claims as of the balance sheet date, based on expert opinions of legal counsel.
(i)	Provision for the contributions to the entities SENAC (National Service for Commercial Training) and SEBRAE (Brazilian Micro and Small Business Support Agency), in payments to the National Institute of Social Security - INSS, according to the FPAS (Welfare and Social Assistance Fund) table.

(ii)	As previewed by the purchase and sale agreement of Inovação, signed between Orbitall and TNL Contax, Orbitall would remain fully liable for any labor claims whose dates precede the date when Inovação was acquired by TNL Contax (April 1, 2004). In 2004, TNL Contax recorded a provision for labor contingencies in the amount of R$ 7,020, in “Credits Receivable - Orbitall”.

(iii)	Regarding the other labor claims under TNL Contax’s liability, the accrued amount has been restated in order to cover potential losses.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005

01910-0 - CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80
04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS (In thousands of Brazilian reais – R$, unless otherwise stated)
13	Stockholders’ Equity

(a)	Capital stock
On June 30 and March 31, 2005, Contax Participações’ capital stock was represented by 379,803,477 shares, of which 126,601,159 were common shares and 253,202,318 were preferred shares.
(b)	Reconciliation of parent company’s loss for the six-month period ended June 30, 2004 with the reclassified combined loss

Parent Company	(6)
Inovação’s net income for the period from April to June 2004	1,522
TNL Contax’s loss for the period ended June 30, 2004	(2,066)

Reclassified Combined	(550)

(c)	Dividends
On April 29, 2005, by resolution of the Annual Shareholders’ Meeting, the payment of R$ 1,359 as dividends, whose respective declarations and payment date will be the subject of a Notice to Shareholders to be issued by Management within sixty (60) days before the end of the accounting and tax year.
14	Financial Instruments
The credit risk associated with accounts receivable is not relevant, due to the financial size of the companies to which the Company provides services, in addition to the monitoring controls imposed on the client portfolio. Doubtful accounts are adequately covered by provisions for any possible future losses on their realization.

Financial investments are performed with leading financial institutions, avoiding any liquidity risk.

As of June 30 and March 31, 2005, the Company had no transactions involving derivatives.

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005

01910-0 — CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80
04.01 — NOTES TO THE INTERIM FINANCIAL STATEMENTS (In thousands of Brazilian reais — R$, unless otherwise stated)
15	Related Parties
The main transactions between the Parent Company and its subsidiary, and between the latter and other related parties are summarized below:

	06/30/05
			TNL		Brasil	Brasil	Telemar
	Telemar	Oi	Contax	Pegasus	CAP	Veículos	Internet	TNL	Total
Assets
Accounts receivable	137				231	386			754

	137				231	386			754

Liabilities
Suppliers	817			392					1,209

	817			392					1,209

Revenues
Revenues from services	294,350	43,583			1,369	2,154	1,529		342,985
Financial Income (Note 5)			1,963						1,963

	294,350	43,583	1,963		1,369	2,154	1,529		344,948

Costs and expenses
Costs of services	(2,860)			(1,137)					(3,997)
Financial Expenses (Note 5)								(1)	(1)

	(2,860)			(1,137)				(1)	(3,998)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005

01910-0 — CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80
04.01 — NOTES TO THE INTERIM FINANCIAL STATEMENTS (In thousands of Brazilian reais — R$, unless otherwise stated)

	03/31/05
				Brasil	Brasil
	Telemar	Oi	Pegasus	CAP	Veículos	TNL Contax	Total
Assets
Accounts receivable	134	15		247	368		764
Loans with subsidiary						25,862	25,862

	134	15		247	368	25,862	26,626

Liabilities
Suppliers	1,310		116				1,426

	1,310		116				1,426

	06/30/04
				Brasil	Brasil
	Telemar	Oi	Pegasus	CAP	Veículos	TNL	Total
Revenues
Revenues from services	181,772	31,203		1,178	2,022		216,175

	181,772	31,203		1,178	2,022		216,175

Costs and expenses
Costs of services	(2,257)		(56)				(2,211)
Financial Expenses (Note 5)						(6,266)	(6,266)

	(2,257)		(56)			(6,266)	(8,477)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005

01910-0 — CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80
04.01 — NOTES TO THE INTERIM FINANCIAL STATEMENTS (In thousands of Brazilian reais — R$, unless otherwise stated)
Transactions with related parties are performed according to terms, rates and conditions similar to those performed with third parties. Loans earn interest at the rate of 102% of the Interbank Deposit Certificate (CDI) and are classified under long-term assets, based on their expected settlement. The amount of R$ 25.8 million related to a loan with its subsidiary TNL Contax conceded during the first quarter of 2005 was settled on April 30, 2005.
16	Insurance
Insurance coverage for assets is administered on a corporate basis by the Parent Company. Management understands that the amounts of the policies to cover any possible material damages and loss of profits arising from such damages are sufficient to guarantee the integrity of its assets and the continuity of its operations.
* * *

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER’S
01910-0	CONTAX PARTICIPAÇÕES S/A	REGISTRATION NUMBER (CNPJ)
04.032.433/0001-80
02.01 — CONSOLIDATED BALANCE SHEET — ASSETS (In thousands of Brazilian reais — R$)

1 - CÓDE	2 - DESCRIPTION	3 - 06/30/2005	4 - 03/31/2005
1	TOTAL ASSETS	470,081	426,184
1.01	CURRENT ASSETS	238,507	191,786
1.01.01	CASH AND CASH EQUIVALENTS	174,572	136,759
1.01.02	ACCOUNTS RECEIVABLE	36,202	32,680
1.01.03	INVENTORIES
1.01.04	OTHER	27,733	22,347
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	18,788	15,856
1.01.04.02	ADVANCES TO SUPPLIERS	605	689
1.01.04.03	PREPAID EXPENSES	2,176	1,733
1.01.04.04	ASSETS HELD FOR SALE
1.01.04.05	OTHER	6,164	4,069
1.02	LONG-TERM ASSETS	49,642	54,425
1.02.01	SUNDRY RECEIVABLES	39,291	44,794
1.02.01.01	RECOVERABLE TAXES	39,291	44,794
1.02.02	INTERCOMPANY RECEIVABLES
1.02.03	OTHER	10,351	9,631
1.02.03.01	ESCROW DEPOSITS	3,331	2,611
1.02.03.02	OTHER	7,020	7,020
1.03	PERMANENT ASSETS	181,932	179,973
1.03.01	INVESTMENTS
1.03.02	PROPERTY AND EQUIPMENT	181,559	179,414
1.03.03	DEFERRED CHARGES	373	559

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005

3 - FEDERAL TAXPAYER’S
1 - CVM CODE	2 - COMPANY NAME	REGISTRATION NUMBER (CNPJ)
01910-0	CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80
02.02 — CONSOLIDATED BALANCE SHEET — LIABILITIES AND STOCKHOLDERS’ EQUITY (In thousands of Brazilian reais — R$)

1 - CODE	2 - DESCRIPTION	3 - 06/30/2005	4- 03/31/2005
2	TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	470,081	426,184
2.01	CURRENT LIABILITIES	139,198	118,428
2.01.01	LOANS AND FINANCING
2.01.02	DEBENTURES
2.01.03	SUPPLIERS	32,422	28,275
2.01.04	TAXES PAYABLE	13,455	8,165
2.01.04.01	TAXES NOT INCLUDED IN TAX REFINANCING PROGRAM	13,418	8,129
2.01.04.02	TAXES INCLUDED IN TAX REFINANCING PROGRAM (REFIS)	37	36
2.01.05	DIVIDENDS PAYABLE	1,359	1,359
2.01.06	PROVISIONS
2.01.07	INTERCOMPANY PAYABLES
2.01.08	OTHER	91,962	80,629
2.01.08.01	PAYROLL AND RELATED ACCRUALS	91,616	80,409
2.01.08.02	OTHER PAYABLES	346	220
2.02	LONG-TERM LIABILITIES	16,095	11,227
2.02.01	LOANS AND FINANCING
2.02.02	DEBENTURES
2.02.03	PROVISIONS	15,842	10,971
2.02.04	INTERCOMPANY PAYABLES
2.02.05	OTHER	253	256
2.02.05.01	TAXES INCLUDED IN TAX REFINANCING PROGRAM (REFIS)	253	256
2.03	DEFERRED INCOME
2.05	STOCKHOLDERS’ EQUITY	314,788	296,529
2.05.01	PAID-UP CAPITAL	223,873	223,873
2.05.01.01	CAPITAL STOCK	223,873	223,873
2.05.02	CAPITAL RESERVE	50,000	50,000
2.05.04	EARNINGS RESERVE	6,013	6,013
2.05.04.01	LEGAL RESERVE	377	377
2.05.04.02	UNREALIZED EARNINGS RESERVE	5,636	5,636
2.05.05	RETAINED EARNINGS / ACCUMULATED LOSSES	34,902	16,643

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005

3 - FEDERAL TAXPAYER’S
1 - CVM CODE	2 - COMPANY NAME	REGISTRATION NUMBER (CNPJ)
01910-0	CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80
03.01 — CONSOLIDATED STATEMENT OF OPERATIONS (In thousands of Brazilian reais — R$)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2005	4 - 01/01/2005	5 - 04/01/2004	6 - 01/01/2004
		to 06/30/2005	to 06/30/2005	to 06/30/2004	to 06/30/2004
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	270,799	505,676	176,632	311,981
3.02	DEDUCTIONS FROM GROSS REVENUE	(20,093)	(37,573)	(14,442)	(25,289)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	250,706	468,103	162,190	286,692
3.04	COST OF SALES AND/OR SERVICES	(205,825)	(384,858)	(143,956)	(248,838)
3.05	GROSS PROFIT	44,881	83,245	18,234	37,854
3.06	OPERATING INCOME (EXPENSES)	(16,996)	(30,050)	(19,889)	(35,935)
3.06.01	SELLING	(2,138)	(4,617)	(4,219)	(5,637)
3.06.02	GENERAL AND ADMINISTRATIVE	(12,795)	(23,102)	(12,357)	(21,152)
3.06.03	FINANCIAL, NET	2,547	3,076	(2,765)	(8,198)
3.06.03.01	FINANCIAL INCOME	4,822	7,226	19	19
3.06.03.02	FINANCIAL EXPENSES	(2,275)	(4,150)	(2,784)	(8,217)
3.06.04	OTHER OPERATING INCOME	442	700	231	355
3.06.05	OTHER OPERATING EXPENSES	(5,052)	(6,107)	(779)	(1,303)
3.06.06	EQUITY IN SUBSIDIARIES
3.07	OPERATING INCOME (LOSS)	27,885	53,195	(1,655)	1,919
3.08	NON-OPERATING EXPENSE, NET
3.08.01	INCOME
3.08.02	EXPENSES
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	27,885	53,195	(1,655)	1,919
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(4,308)	(5,331)	(1,865)	(3,391)
3.11	DEFERRED INCOME TAX	(5,318)	(12,962)	618	922
3.12	STATUTORY PROFIT SHARING/CONTRIBUTIONS
3.12.01	PROFIT SHARING
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON CAPITAL
3.15	NET INCOME (LOSS)	18,259	34,902	(2,902)	(550)
	NÚMBER OF SHARES, EX-TREASURY SHARES (thousand)	379,803	379,803	16,500	16,500
	EARNINGS PER SHARE	0.04807	0.09190
	LOSS PER SHARE			(0.17588)	(0.03333)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005
Comment on the consolidated performance of the quarter
1	Operational performance
Workstation evolution

In the 2nd quarter of 2005, the Company had 19,265 workstations, representing an increase of 4,369 workstations in relation to the 2nd quarter of 2004, which represents a 29% growth in the period, mainly because of new clients and the growth of the existing ones.
2	Consolidated statement of operations

					% of Net Revenues
	2Q05	2Q04	Abs. Var.	Var.%	2Q05	2Q04
Net revenues	250,705	162,190	88,515	55%	100%	100%
Cost of Services rendered	(205,825)	(143,956)	61,869	-43%	-82%	-89%
Gross Profit	44,881	18,234	26,647	146%	18%	11%
Selling, general and administrative expenses	(14,933)	(16,576)	(1,643)	10%	-6%	-10%
Other operating expenses, net	(4,611)	(550)	4,061	-738%	-2%	0%
	25,337	1,108	24,229	2187%	10%	1%
Financial results, Net	2,547	(2,765)	(5,312)	192%	1%	-2%
Operating results, net	27,884	(1,656)	29,540	-1784%	11%	-1%
Income tax and social contribution	(9,626)	(1,247)	8,379	-672%	-4%	-1%
Net income (loss)	18,258	(2,902)	21,160	-729%	7%	-2%
2.1	Net revenue
For the three-month ended June 30, 2005 the consolidated net revenues of R$ 250.7 million, increased by 55% (R$ 88.5 million) in relation to the same period of 2004. This increase is due, mainly, to higher volume of services to existing clients, in addition to alterations in contract format in rendering of services, increasing its target, and readjustments of prices with contractual forecast.
2.2	Cost of Services Rendered
The total cost of services totaled R$ 205.8 million for the second quarter of 2005, an increase of R$ 61.7 million, representing a growth of 43% when compared to the second quarter of 2004. This increase is largely related to higher volume of services rendered to the clients, since approximately 90% of the costs are variable and grow proportionally when there is an increment of services. Another great impact was due to the conditions of the collective agreement negotiated in 5%, in 2004, and in effect since January 1, 2005. Depreciation increased by 72% in relation to the same period of the prior year. This increase of depreciation is due to the investments made in 2004 to support the growth of the business.

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
INTERIM FINANCIAL STATEMENTS (ITR)	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2005
2.3	Selling, General and Administrative Expenses
For the quarter ended June 30, 2005, total selling, general and administrative expenses amounting to R$ 14.9 million, decreased by R$ 1.6 million compared to the same quarter of 2004, representing a reduction of 10%. This decrease was due to the end of costs with the discontinued operation of the Data Center, that in the second quarter of 2004 included some remaining costs, up to the end of the period.
2.4	Net Income
Net income totaled R$ 18.3 million in the second quarter of 2005, an increase of R$ 21.2 million when compared to the second quarter of 2004. This increase is due mainly to a higher volume of services, gains in productivity and performance benefits.
3	Cash flow
Cash and cash equivalents increased R$ 37.8 million in the second quarter of 2005, totaling R$ 174.6 million. This growth was mainly a result of net cash flows from operating activities offset by capital expenditures in this period.